EXHIBIT 12

EXHIBIT 12—RATIO OF EARNINGS TO FIXED CHARGES

WHIRLPOOL CORPORATION AND SUBSIDIARIES

	Year Ended December 31,
	2002	2001
Earnings
Earnings from continuing operations before income taxes and other items	$495	$93
Portion of rents representative of the interest factor	18	25
Interest on indebtedness	143	162
Amortization of debt expense and premium	1	1
WFC preferred stock dividend	2	4

	$659	$285

Fixed charges
Portion of rents representative of the interest factor	$18	$25
Interest on indebtedness	143	162
Amortization of debt expense and premium	1	1
WFC preferred stock dividend	2	4

	$164	$192

Ratio of earnings to fixed charges	4.0	1.5